SIGMA LITHIUM CORPORATION

Voting Results of the Annual and Special Meeting of Shareholders of Sigma Lithium Corporation held virtually on June 30, 2026 at 11.00 a.m. (Toronto Time)

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) Sigma Lithium Corporation (the “Company”) hereby advises that a total of 81,553,499 of the Company’s issued and outstanding common shares (“Common Shares”), representing 72.77% of the outstanding Common Shares, were voted at the Meeting in person and by proxy. The results of the voting obtained at the Meeting are as set out below.

1.	Fix the Number of Directors at Five (5)

The number of directors of the Company was fixed at five, as approved by the shareholders as follows:

Votes For		Votes Against
Shares	Percent	Shares	Percent
81,498,307	99.93%	55,191	0.07%
2.	Election of Directors

Ana Cristina Cabral, Marcelo Paiva, Junaid Jafar, Alexandre Rodrigues Cabral, and Kátia Abreu (the “Nominees") were nominated as directors for the ensuing year or until their successors are elected or appointed. Each of the Nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed:

Name of Nominee	Votes For		Votes Against
	Shares	Percent	Shares	Percent
Ana Cristina Cabral	70,813,243	97.41%	1,881,939	2.59%
Marcelo Paiva	61,045,632	83.97%	11,649,548	16.03%
Junaid Jafar	72,651,186	99.94%	43,997	0.06%
Alexandre Rodrigues Cabral	72,655,030	99.94%	40,153	0.06%
Kátia Abreu	72,676,400	99.97%	18,784	0.03%
3.	Appointment of Auditors

Grant Thornton Auditores Independentes Ltda. were appointed as auditors of the Company for the ensuing year, approved by the shareholders as follows:

Votes For		Votes Withheld
Shares	Percent	Shares	Percent
81,511,689	99.95%	41,810	0.05%

Trusting the whole is to your satisfaction, we remain, yours faithfully,

SIGMA LITHIUM CORPORATION

“Ana Cristina Cabral”

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Ana Cristina Cabral

Chief Executive Officer

“Felipe Peres”

_____________________________________

Felipe Peres

Chief Financial Officer

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